UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ From C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ElectroSpit Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 15, 2017

Physical address of issuer
10700 MacArthur Blvd #4D, Oakland, CA 94605

Website of issuer
http://ElectroSpit.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust Co.

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
September 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$85,624.85	$10,094.00
Cash & Cash Equivalents	$57,824.85	$10,094.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$50,900.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$1,008.37	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$164,807.70	-$809.14

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 10, 2019

FORM C/A

Up to $107,000.00

ElectroSpit Inc.



Explanatory Note

ElectroSpit, Inc. (the "Company") is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on July 31, 2019. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Crowd Notes

　　This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by ElectroSpit Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

　　The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

　　The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities. The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://ElectroSpit.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 10, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations,

7

plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://ElectroSpit.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

ElectroSpit Inc. (the "Company") is a Delaware corporation, formed on November 15, 2017. The Company is currently also conducting business under the name of ElectroSpit.

The Company is located at 10700 MacArthur Blvd #4D, Oakland, CA 94605.

The Company's website is http://ElectroSpit.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

ElectroSpit is creating new musical instruments for the band of the future, infused with technology that unlocks the creativity of any player at any level. Our first product, the ESX-1 mobile talkbox, has been used by David Guetta & Bruno Mars and is featured on an upcoming song by 2019 Grammy winner Dua Lipa.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	September 30, 2019
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 43 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely

affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain components in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Maya Kante and Bosco Kante who are the Company's CMO and CEO, respectively. The Company has or intends to enter into employment agreements with Maya Kante and Bosco Kante, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Maya Kante and Bosco Kante or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Maya Kante and Bosco Kante in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Maya Kante and Bosco Kante die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

15

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Changes in government regulation could adversely impact our business.

The entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our product is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent

changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a

liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/**A** AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

ElectroSpit is creating new musical instruments for the band of the future, infused with technology designed to unlock the creativity of any player at any level. ElectroSpit's Instruments & Game App will enable gamers and non-musicians to create and perform live music. Our first product, the ESX-1 mobile talkbox, has been used by David Guetta & Bruno Mars and is featured on an upcoming song by 2019 Grammy winner Dua Lipa.

Business Plan

Our business model relies on developing and marketing each electronic instrument in close association with music influencers. The process is intended to cultivate an active fan base for each instrument. Influencers will create new music and video with instruments, optimally driving sales. We anticipate that influencers and power users will host Electro-Jam Sessions where customers interact with their favorite influencers, ElectroSpit instruments and each other, building community and customer loyalty to our brand. We plan to utilize our marketing and online presence to win with consumers at the "zero moment of truth" - when they are searching for information about a brand or product. We will work collaboratively with our customers to improve the online presence of our products to win the "first moment of truth" - when a consumer is browsing on social media. We must also win the "second moment of truth" - when a consumer uses the product, evaluates how well it met his or her expectations and decides whether it was a good value. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. We believe these activities demonstrate our commitment to future growth. We develop and distribute our ESX-1 and Talkbox Synth App to serve diverse audiences worldwide. We manage our brands with creativity, expertise and discipline to produce and distribute entertainment experiences across a wide variety of media platforms and engage consumers in many facets of their lives. With a strategic focus on content, we aim to expand, enhance and evolve our brands worldwide by creating and acquiring popular content and other interactive experiences, building new networks and digital properties, and innovating in other forms of entertainment; we hope to foster a creative, dynamic, and diverse corporate culture that reflects the diverse audiences we serve and strengthen our position as a leader in music creation for consumers around the world; we aim to deepen our connection with audiences by investing wisely in content and products that fit our core businesses and brand portfolios and resonate with targeted audiences and continue to develop and refine innovative ways to distribute our products; we plan to fuel organic growth by developing products with local, regional and multinational appeal. and limit the impact of intellectual property theft through technology solutions, communications, legal enforcement and other activities.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
ESX-1 Mobile Talkbox	The ESX-1 enables both pros and first timers to produce the iconic talkbox sound. Now everyone can master the art of unsinging — shape your sound without even using your vocal cords. You can create new and different sounds using our instrument and App. Our cutting-edge tech gives you new ways of producing melodic and musical sound while forming words. The ESX-1 is a versatile instrument that's so easy to use, it removes all the barriers, allowing everyone to connect with the talkbox sound and with each other. We're unlocking the imagination of music creators around the world by showing them how simple and expressive an instrument can truly be.	ElectroSpit's target market is active music superfans of pop, hip hop, EDM, and R&B music genres. It includes musicians of all skill levels, and non-musician superfans who actively participate in music via music games like Rock Band, karaoke, or upload musical content to social music sites like Tik Tok, Smule and YouTube. Age ranges 12-55.
Talkbox Synth App	The Talkbox Synth App by ElectroSpit connects to the ESX-1 and makes it easy for anyone to jam, play melodies, or improvise without requiring musical training.	ElectroSpit's target market is active music superfans of pop, hip hop, edm, and r&b music genres. It includes musicians of all skill levels, and non-musician superfans who actively participate in music via music games like Rock Band, karaoke, or upload musical content to social music sites like Tik Tok, Smule and YouTube. Age ranges 12-55.

We are developing a music creation and performance ecosystem including additional instruments and software to make it easy for anyone to sound cool. We are organizing influencer hosted meet-ups and demos where people can connect socially and culturally around the music they love. We are also developing the ElectroJam Sessions software that makes it easy for people to connect online to find electronic instrument jam sessions. Users will be able to subscribe for exclusive recorded jam sessions where they can play together with their favorite influencer. Our line of mobile instruments will sync together and suggests sounds, notes, & rhythms for the ElectroJam Bands Game in which players compete to create 30 second songs.

We offer our electronic instruments for sale directly via our online website, and we offer our app through the Apple App Store.

Competition

The Company's primary competitors are Dunlop, Smule, & Rocktron.

The markets for the ElectroSpit's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile music making apps and electronic instruments. Music influencer excitement and use of our products has been a key differentiating factor aiding our ability to compete effectively. Our competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Customer Base

Our customers are music superfans. Customer Segment 1 is pro music producers, keyboardists, and guitarists. Customer Segment 2 is hobbyist music producers, and musicians. Customer Segment 3 is non-musician music gamers, including fans of games like Rock Band and Guitar Hero.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/185,004	A NOVEL APPARATUS FOR SOUND MODULATION	A hands-free musical instrument apparatus used to modulate sound. The sound emanated from the	December 3, 2018	Pending	USA

		device travels throughout the user's mouth. The hands-free musical instrument apparatus can be employed to give individual users the ability to modulate sounds that are generated by the apparatus or an external source. The device functions as a musical instrument and helps facilitate musical improvisation and sound effect creation.			

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Pete Ho	ElectroSpit Inc.	Licensor licenses the following compositions and masters to Company for use in Social Media, Content Marketing, and promoting Company's products and services, including synchronization with video. Licensor agrees that no additional fees or payments shall be due from Company for these uses. Licensed Compositions: *Now is So Last Year, No Chutes, Central Navigation*	**In perpetuity**
Lance Coleman	Music Compositions	Licensor hereby retroactively licenses the following Compositions and Masters to Company for use in Social Media, Content Marketing, and promoting Company's products and services, including synchronization with video. Licensor agrees that no additional fees or payments shall be due from Company for these uses. Company shall not license Compositions and Masters to third parties for non-promotional use without Licensor's consent. Licensed Compositions: *Now is So Last Year, No Chutes, Central Navigation*	**In perpetuity**

Governmental/Regulatory Approval and Compliance

ElectroSpit Inc. is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates electromagnetic emissions by consumer electronics which could affect our devices.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 10700 MacArthur Blvd #4D, Oakland, CA 94605

The Company has the following additional addresses:
4400 Keller Ave, Ste 140 PMB 118, Oakland, CA 94605

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	20.00%	$5,000	9.35%	$10,000
General Marketing	0.00%	$0	9.35%	$10,000
Manufacturing	60.00%	$15,000	71.96%	$77,000
General Working Capital	20.00%	$5,000	9.35%	$10,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

———————————————

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees, whether direct or indirect, in connection with this Offering. The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Maya Kante

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CMO, 11/15/2017 to present; Secretary, 11/15/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, ElectroSpit, Business Strategy, Marketing, 2014 to present

<u>Education History</u>

University of California Berkeley – Bachelor's, Sociology

Name

Bosco Kante

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, 11/15/2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, ElectroSpit, Business Strategy, Product Management, Engineering, 2014 to Present

<u>Education History</u>

University of Southern California – Bachelor's, Mechanical Engineering

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Maya Kante

See *"Director"* section above.

Name

Bosco Kante

See *"Director"* section above.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000,000
Amount outstanding	8,000,000
Voting Rights	Standard common stock voting right including right to vote in elections for the board of directors and proposed operational alterations
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Startup Equity Share
Amount authorized	N/A
Amount outstanding	N/A
Voting Rights	None
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The instrument will convert to 2% equity in Company's fully-diluted capital stock upon completion of a Series A financing or 2.5% equity in same upon an acquisition, IPO, or another form of exit or change in control, whichever occurs first.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	Simple Harmonious Agreement for Revenue and Equity ("SHARE") plus Confidential Information Assignment
Amount authorized	N/A
Principal Amount	$20,000
Voting Rights	None
Anti-Dilution Rights	N/A
Revenue Share	Effective February 1, 2018, Company shall make quarterly payments equal to 0.60% of gross revenues actually received during the applicable quarter until such time that an aggregate of 3X the Principal Amount has been paid.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event of an equity financing before the Revenue Share is paid in full, the instrument will convert to shares of preferred stock equal to the Investment Value divided by price per share of preferred stock issued (or the capped price based upon a $2,000,000 valuation cap), reduced by a number of shares equal in value to revenue share payments already made.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	SHARE
Amount authorized	N/A
Investment Amount	$25,000
Voting Rights	None
Anti-Dilution Rights	N/A
Revenue Share	Effective February 1, 2018, Company shall make quarterly payments equal to 0.75% of gross revenues actually received during the applicable quarter until such time that an aggregate of 3X the Principal Amount has been paid.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event of an equity financing before the Revenue Share is paid in full, the instrument will convert to shares of preferred stock equal to the Investment Value divided by price per share of preferred stock issued (or the capped price based upon a $2,000,000 valuation cap), reduced by a number of shares equal in value to revenue share payments already made.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	SHARE
Amount authorized	N/A
Investment Amount	$10,000
Voting Rights	None
Anti-Dilution Rights	N/A
Revenue Share	Effective February 1, 2018, Company shall make quarterly payments equal to 0.30% of gross revenues actually received during the applicable quarter until such time that an aggregate of 3X the Principal Amount has been paid.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event of an equity financing before the Revenue Share is paid in full, the instrument will convert to shares of preferred stock equal to the Investment Value divided by price per share of preferred stock issued (or the capped price based upon a $2,000,000 valuation cap), reduced by a number of shares equal in value to revenue share payments already made.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

Type of security	SHARE
Amount authorized	N/A
Investment Amount	$10,000
Voting Rights	None
Anti-Dilution Rights	N/A
Revenue Share	Effective March 23, 2018, Company shall make quarterly payments equal to 0.30% of gross revenues actually received during the applicable quarter until such time that an aggregate of 3X the Principal Amount has been paid.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event of an equity financing before the Revenue Share is paid in full, the instrument will convert to shares of preferred stock equal to the Investment Value divided by price per share of preferred stock issued (or the capped price based upon a $2,000,000 valuation cap), reduced by a number of shares equal in value to revenue share payments already made.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Kabbage
Amount outstanding	$26,568.65
Interest rate and payment schedule	52.34%; Average monthly payment of $5,514.17 for 12 months
Amortization schedule	Interest accrues monthly
Describe any collateral or security	Secured by all of the Issuer's inventory, chattel paper, equipment, accounts and general intangibles, whether now owned or hereafter acquired.
Maturity date	December 9, 2019
Other material terms	Not applicable

Type of debt	Bank loan
Name of creditor	WebBank
Amount outstanding	$13,153.90
Interest rate and payment schedule	19.31%; 52 weekly payments of $412.99
Amortization schedule	Interest accrues monthly
Describe any collateral or security	Secured by all of the Issuer's inventory, chattel paper, equipment, accounts and general intangibles, whether now owned or hereafter acquired.
Maturity date	March 23, 2020
Other material terms	Not applicable

Type of debt	Loan
Name of creditor	Bosco Kante
Amount outstanding	$21,000
Interest rate and payment schedule	$3,000 Loan Fee Loan amount plus loan fee to be paid back in 24 monthly installments of $1,000 starting August 1, 2019
Amortization schedule	Not applicable
Describe any collateral or security	Secured by all of the Issuer's inventory, chattel paper, equipment, accounts and general intangibles, whether now owned or hereafter acquired.
Maturity date	August 1, 2021
Other material terms	Not applicable

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SHARE	4	$65,000.00	$20,000 for Intellectual Property; $25,000 for Product Development; $20,000 for Marketing	February 1, 2018 – March 23, 2018	Rule 504

Ownership

The majority of the company is owned by co-founders Maya Kante and Bosco Kante.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Maya Kante	50.0%
Bosco Kante	50.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$111,707.11	-$30,271.00	$0.00

Operations

The Company completed its angel round of financing on March 23, 2018. Following the Offering, we should have enough liquidity to execute our business plan until October 2020. We intend to be profitable by September 2020. Our significant challenges are manufacturing and marketing our products in a competitive environment and sourcing consistent third party manufacturers to ensure we have sufficient quantities of our product when necessary.

The Company intends to achieve profitability in the next 12 months by completing manufacturing and delivery of the ESX-1 to existing customers, offering the ESX-1 for immediate purchase via online and offline retailers, marketing our products with top music influencers and in person influencer product demo meet-ups.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $20,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000.00 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 30, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.000010 per share, of which 8,000,000 common shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently common stock in the Company and can be thought of as the right to receive common stock at some point in the future upon the occurrence of certain events.

Valuation Cap
$5,000,000.00

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

   a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-

1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

   i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

   ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of common stock shares of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the share interest of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company has Founder Shareholder Agreements in place with its two founders: Bosco Kante and Maya Kante. The Founder Shareholder Agreements include repurchase terms upon termination of the Founders from the Company. The Company also has a right of first refusal with respect to the shares issued pursuant to the agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Type of debt	Loan
Name of creditor	Bosco Kante
Amount outstanding	$21,000
Interest rate and payment schedule	$3,000 Loan Fee Loan amount plus loan fee to be paid back in 24 monthly installments of $1,000 starting August 1, 2019
Amortization schedule	Not applicable
Describe any collateral or security	Secured by all of the Issuer's inventory, chattel paper, equipment, accounts and general intangibles, whether now owned or hereafter acquired.
Maturity date	August 1, 2021
Other material terms	Not Applicable

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Bosco Kante
(Signature)

Bosco Kante
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Maya Kante
(Signature)

Maya Kante
(Name)

CMO
(Title)

September 10, 2019
(Date)

/s/Bosco Kante
(Signature)

Bosco Kante
(Name)

CEO
(Title)

September 10, 2019
(Date)

I, Maya Kante, being the founder of ElectroSpit Inc., a corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2017 and December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the information provided herein regarding the Company's tax returns for the year ending December 31, 2018, and the tax return information in the Financial Statements reflects accurately the information that was reported in such tax returns.

/s/Maya Kante
(Signature)

Maya Kante
(Name)

CMO
(Title)

September 10, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcripts
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

ElectroSpit Inc.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 1733	10,094.00
Total Bank Accounts	**$10,094.00**
Total Current Assets	**$10,094.00**
TOTAL ASSETS	**$10,094.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	783.14
Total Accounts Payable	**$783.14**
Other Current Liabilities	
Line of Credit	80.00
Total Other Current Liabilities	**$80.00**
Total Current Liabilities	**$863.14**
Total Liabilities	**$863.14**
Equity	
Common Stock	40.00
Retained Earnings	
SHARE-01 - Chromeo	10,000.00
Net Income	-809.14
Total Equity	**$9,230.86**
TOTAL LIABILITIES AND EQUITY	**$10,094.00**

ElectroSpit Inc.

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-809.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	783.14
Line of Credit	80.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**863.14**
Net cash provided by operating activities	**$54.00**
FINANCING ACTIVITIES	
Common Stock	40.00
SHARE-01 - Chromeo	10,000.00
Net cash provided by financing activities	**$10,040.00**
NET CASH INCREASE FOR PERIOD	**$10,094.00**
CASH AT END OF PERIOD	**$10,094.00**

ElectroSpit Inc.

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Meals & Entertainment	11.50
Office Supplies & Software	19.98
R&D	66.66
Hardware	
CAD & 3D Printing	640.00
Supplies & Materials	26.00
Total Hardware	**666.00**
Total R&D	**732.66**
Rent & Lease	45.00
Total Expenses	**$809.14**
NET OPERATING INCOME	**$ -809.14**
NET INCOME	**$ -809.14**

ElectroSpit Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking 1733	57,323.14
PayPal (ElectroSpit Inc.)	501.71
Total Bank Accounts	**$57,824.85**
Other Current Assets	
Inventory (ESX-1)	4,250.00
Total Other Current Assets	**$4,250.00**
Total Current Assets	**$62,074.85**
Fixed Assets	
Music Licenses	5,025.00
Patents	9,550.00
Service Mark - IA	9,975.00
Total Fixed Assets	**$24,550.00**
TOTAL ASSETS	**$86,624.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	25,482.95
Total Accounts Payable	**$25,482.95**
Other Current Liabilities	
Business Loan	50,900.00
ESX-1 Pre-Sales [Deferred Revenue]	107,109.00
Line of Credit	80.00
PayPal Pre-Sales [Defferred Revenue]	3,589.74
Total Other Current Liabilities	**$161,678.74**
Total Current Liabilities	**$187,161.69**
Total Liabilities	**$187,161.69**
Equity	
Common Stock	80.00
Retained Earnings	-809.14
SHARE-01 - Chromeo	10,000.00
SHARE-02 - Exponential Creativity Ventures Inc.	25,000.00
SHARE-03 - Exponential Creativity Ventures	10,000.00
SHARE-04 Pete Miser	20,000.00
Net Income	-164,807.70
Total Equity	**$ -100,536.84**
TOTAL LIABILITIES AND EQUITY	**$86,624.85**

ElectroSpit Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-164,807.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory (ESX-1)	-4,250.00
Accounts Payable (A/P)	24,699.81
Business Loan	50,900.00
ESX-1 Pre-Sales [Deferred Revenue]	107,109.00
PayPal Pre-Sales [Defferred Revenue]	3,589.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**182,048.55**
Net cash provided by operating activities	**$17,240.85**
INVESTING ACTIVITIES	
Music Licenses	-5,025.00
Patents	-9,550.00
Service Mark - IA	-9,975.00
Net cash provided by investing activities	**$ -24,550.00**
FINANCING ACTIVITIES	
Common Stock	40.00
SHARE-02 - Exponential Creativity Ventures Inc.	25,000.00
SHARE-03 - Exponential Creativity Ventures	10,000.00
SHARE-04 Pete Miser	20,000.00
Net cash provided by financing activities	**$55,040.00**
NET CASH INCREASE FOR PERIOD	**$47,730.85**
Cash at beginning of period	10,094.00
CASH AT END OF PERIOD	**$57,824.85**

ElectroSpit Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Services	1,008.37
Total Income	**$1,008.37**
GROSS PROFIT	**$1,008.37**
Expenses	
Advertising & Marketing	35,830.44
Graphic Design	953.80
Web Design	1,078.75
Total Advertising & Marketing	**37,862.99**
Auto	
Parking	49.00
Total Auto	**49.00**
Bank Charges & Fees	3,565.47
PayPal Fees	84.44
Total Bank Charges & Fees	**3,649.91**
Commissions on Sales	6,355.45
Revenue Sharing	1,195.18
Total Commissions on Sales	**7,550.63**
Interest Paid	82.50
Legal & Professional Services	6,011.00
Video Production and Editing	26,144.57
Total Legal & Professional Services	**32,155.57**
Meals & Entertainment	97.69
Travel Meals	171.48
Total Meals & Entertainment	**269.17**
Office Supplies & Software	3,911.09
Other Business Expenses	141.81
Permits & Fees	81.00
Postage	124.92
R&D	10,670.82
Hardware	
CAD & 3D Printing	6,937.90
Electrical Engineering	9,505.00
Industrial Design	16,227.15
Supplies & Materials	4,531.10
Total Hardware	**37,201.15**
Talkbox Synth App Development	3,044.10
Total R&D	**50,916.07**
Rent & Lease	563.49
Taxes & Licenses	1,050.00
Travel	26,974.45
Lodging	433.83

	TOTAL
Total Travel	27,408.28
Unapplied Cash Bill Payment Expense	-0.36
Total Expenses	$165,816.07
NET OPERATING INCOME	$ -164,807.70
NET INCOME	$ -164,807.70

EXHIBIT B
Company Summary



MicroVentures



Company: ElectroSpit

Market: Music Technology

Product: Lightweight, mobile talkbox instrument for musicians of any skill level

Company Highlights

- ESX-1 talkbox has been or will be used in songs by Grammy award-winning artists like Bruno Mars[i], David Guetta[ii], Dua Lipa[iii], and Skrillex[iv]
- Co-Founder Bosco Kante, is a Grammy Award-winning producer
- Began shipments of ESX-1 in July 2019
- Raised $113,000 from Kickstarter campaign in June 2018, reaching funding goal in 48 hours

EXECUTIVE SNAPSHOT

ElectroSpit seeks to make musical expression easier for artists of all skill levels. The company's first product, the ESX-1 talkbox enables users to play the talkbox without the cumbersome tubes and equipment necessary for traditional talkboxes. The company will use the funding from the raise primarily to continue manufacturing of the ESX-1 in order to fulfill pre-orders and new orders. The company began shipment in July 2019.

- The ESX-1 talkbox, featured on songs from award-winning artists such as Bruno Mars[v], David Guetta[vi], and Skrillex[vii], will also be featured on an upcoming Dua Lipa[viii] release.

- ElectroSpit received 433 pre-orders as part of its June 2018 Kickstarter campaign.

PERKS

$500: Investors will receive one (1) ElectroSpit ESX-1 and one (1) ElectroSpit App download

$1,500: Investors will receive one (1) ElectroSpit ESX-1, one (1) ElectroSpit App download, and one (1) 30-minute video consultation with founder Bosko Kante

$5,000: Investors will receive one (1) ElectroSpit ESX-1 and one (1) ElectroSpit App download, as well as a professionally framed high resolution print of the ESX-1 Industrial Design artwork from the campaign and a one-on-one studio session with founder Bosko Kante at Zoo Labs in Oakland

$6,000: Investors will receive one (1) ElectroSpit ESX-1 customized with their name or logo by acclaimed visual artist Pete Miser, one (1) ElectroSpit App download, one (1) master class provided by talkboxers/producers Byron Chambers "Mr. Talkbox", Fingaz, creator of the TalkStar talkbox and ElectroSpit founder Bosko, at Zoo Labs in Oakland, California.

$10,000: Investors will have the opportunity to hang with the super-producer Just Blaze and the ElectroSpit team in a fun VIP environment. Investors will receive one (1) ElectroSpit ESX-1 customized with their name or logo by acclaimed visual artist Pete Miser, one (1) ElectroSpit App download

Opportunity

Playing musical instruments has been scientifically proven to affect the human brain in a myriad of positive ways. Studies have found that playing music improves the long-term memory of players, makes them more mentally alert, and reduces stress and depression.[ix] However, barriers exist to unlocking the positive effects provided by music creation. In a survey conducted by JaJak, of those who have not learned an instrument, 46% cited that they were too busy to learn, 29% didn't think they were musically talented enough, and 28% couldn't afford to buy or rent an instrument.[x] In addition, some instruments may require multiple pieces of equipment that can be confusing or expensive for novices wanting to start the learning process.

The talkbox instrument is no exception to the above barriers. Popularized by musicians such as Peter Frampton, the talkbox allows artists to shape and change the frequency of sound using their mouths, with the help of a tube and amplifier. However, the traditional talkbox can take time to master and requires a synthesizer and speaker in addition to an amplifier and tube, making it potentially unappealing for those who view time commitment and affordability as hindrances to expressing themselves musically.



ElectroSpit, a California-based music technology company, makes musical expression easier for musicians of all skill levels, starting with their first product, the ESX-1 mobile talkbox. This reinvention of the traditional talkbox requires only the device and an instrument or mobile phone to operate, enabling increased portability. Beyond the ESX-1, the company plans to create a suite of musical hardware and software to facilitate collaborative, expressive music creation augmented by technology.

Bosko's Story

Bosko conceived the idea of a mobile, portable talkbox in 2004, when he was asked to perform with Kanye West at the American Music Awards. It was Bosko's first time performing in the national spotlight, but he was forced to lip sync because the talkbox he was "playing" was too cumbersome to actually play. In light of the performance, Bosko knew he needed to improve on traditional talkbox options and bring the talkbox to the front of the stage. After coming to this realization, Bosko, who is also Mechanical Engineer, began designing a talkbox that would help musicians - ranging from novice to world-class skills – create impactful art. He has designed and assembled numerous prototypes of the talkbox and has leveraged his influential history in the music and entertainment industry and engineering expertise to create the ElectroSpit ESX-1.







Product

ElectroSpit ESX-1

ElectroSpit's first product is the ESX-1, a mobile talkbox. The device works by first connecting a mobile phone using the ESX-1 companion app, or any guitar, synthesizer, or keyboard through an audio input. The ESX-1, using its built-in amplifier and magnetic vocal projectors, sends sound in the pitch of the user's choosing through the neck of the user, allowing them to control the shape and frequency of the sound with their mouth. The lightweight, durable device does not require the cumbersome tube or additional amplifier of legacy talkboxes. Additional features of the ESX-1 include:



- Monophonic or Polyphonic sound
- Compatibility with any digital audio workstation (DAW)
- Built-in battery with USB charging

- Connectivity with a standard audio cable via its 1/8" audio in port
- 8" x 2" x 2" dimensions





THE FUTURE
ElectroSpit an instrument used to electrify one's words; a philosophy of conscious change creation through music & art.
USB charging
Audio input
On/Off Button
Comfort Cushion
Magnetic Vocal Projectors
Comfort Band

Use Cases

West Side Jam Pt. 1 Video	*West Side Jam Pt. 2 Video*
Co-Founder and CEO Bosko uses the ESX-1 to create vocals with a keyboard and synthesizer	Bosko teams up with DJ Teeko to perform a live remix using the vocals created using the ESX-1, while Bosko adds new freestyled lyrics using the ESX-1
Ron Avant Polyphonic Mode Video	*Diamond Ortiz Guitar Demo*
Ron Avant, Grammy-nominated keyboardist for Anderson .Paak and the Free Nationals[xi] demos the ESX-1	Musician Diamond Ortiz demos the ESX-1 hooked up to an electric guitar







ElectroSpit Talkbox App

ElectroSpit Talkbox App Explainer Video

ElectroSpit has also created a mobile companion app for the ESX-1. The ElectroSpit talkbox app allows users to play the ESX-1 without the need for an instrument, by simply plugging the ESX-1 into an iPhone to begin creating music. Though created for the ESX-1, the app works with traditional talkboxes as well. The user interface of the app is designed in a keyboard layout, featuring 30 keys for the user to utilize. Users can also add vibrato, modulation, or pitch bends by dragging their fingers side to side after selecting a key, or with the on screen pitchbend and modulation wheels. The app also features a



"Jam Stack" that allows users with no musical training to simply slide their finger across nine popular musical scales to improvise in any key. Currently, the app is available for iOS and Android and hopes that providing a mobile application of its service that it can encourage aspiring musicians without instruments to use the ESX-1.

Remainder of page left intentionally blank



Use of Proceeds



Should the company raise the minimum of $25,000, it plans to use 60% of the proceeds towards manufacturing, 20% for campaign marketing reimbursements, and 20% for general marketing capital. Should it reach the maximum goal of $107,000, the company plans to allocate 71.96% for manufacturing, and the remaining proceeds equally between general working capital, general marketing, and campaign marketing reimbursements.

Manufacturing

Proceeds allocated to manufacturing will go towards the continued production of the ESX-1 to fulfill pre-orders generated from the company's Kickstarter campaign, as well as pre-orders made through the company's website. The company began shipping the ESX-1 in July 2019.

General Marketing & Campaign Marketing

Proceeds allocated to general marketing will be used to market the ESX-1. ElectroSpit plans to do this through connections with music influencers. The company has already allowed music influencers to use the ESX-1 to create music, capturing videos of the influencers using the product. ElectroSpit hopes to utilize these influencers to reach music fans who would be inclined to purchase the ESX-1 and future ElectroSpit products. For the portion of proceeds allocated towards campaign marketing, the company plans to reimburse itself for any marketing expenses incurred in relation to the crowdfunding campaign.

General Working Capital

The company plans to use the general working capital allotment to cover operating expenses such as regular office expenses.



Product Roadmap



PRODUCT ROADMAP
SMART INSTRUMENTS THAT PAIR WITH YOUR MOBILE PHONE, UNLOCKING THE CREATIVITY OF ANY PLAYER AT ANY LEVEL
ESX-1
Vocal Instrument
2019
ELECTROJAM APP
Game & Premium Content
ELECTROJAM
2020
ELECTRODJ-1
DJ Instrument
2021

Over the next two years, the company has set three major product roadmap goals:

- Release the ElectroJam App (2020)
- Release the ElectroDJ-1 (2021)

ElectroJam App

In 2020, the company hopes to develop the ElectroJam app, which will allow users to find, create, and share electronic instrument jam sessions. The company also hopes to create and partner with "Premium Influencers," consisting of popular musicians or creators who will host meetups and events to allow fans to interact and collaborate with their favorite artists. The app will also include the ElectroJam game, which enables users to compete to create 30-second songs using both free and premium sounds. Premium sounds will be available through a monthly subscription service.



ElectroDJ-1

The ElectroDJ-1 is a smart electronic instrument that pairs with a user's mobile phone to allow them to access an interactive DJ experience. The company hopes that the ElectroDJ-1 will make DJ-ing mobile and easy for both pros and inexperienced DJs, much like the ESX-1 does for talkboxes.

Business Model

The ESX-1 talkbox retails for $499 and is currently available for pre-order via the company's website. The ElectroSpit mobile app comes free with the pre-order but is also available for purchase separately via the App Store for $24.99.

In the future, ElectroSpit plans to offer its ElectroJam game via a software as a service (SaaS) model, in which users pay a monthly subscription for access to the feature. The company anticipates charging $9.99 per month for this service.

USER TRACTION

In June 2018, ElectroSpit launched a Kickstarter campaign. Within 48 hours of launch, the campaign was funded, closing in July 2018 after raising $112,999 (282% of its goal) and securing 433 pre-orders.

ElectroSpit's ESX-1 has been or will be used in the following songs:

- "Drum Machine" – Big Grams ft. Skrillex
- "Versace on the Floor" – Bruno Mars & David Guetta
- An upcoming release from Dua Lipa





| Big Grams | Bruno Mars & David Guetta | Dua Lipa |

The ESX-1 has also been demoed by several musicians and music producers, including:

- David Guetta (Grammy, Billboard Music, and American Music Award winning DJ/producer[xii])
- Just Blaze (Grammy-nominated hip-hop producer[xiii])
- Teddy Riley (music producer for Michael Jackson, Mary J. Blige, and Keith Sweat[xiv])
- Chromeo (Grammy-nominated electro-funk duo[xv])











HISTORICAL FINANCIALS

Since inception in November 2017, ElectroSpit has generated over $3,000 from app and ESX-1 prototype sales and has just begun recognizing deferred revenue based on the starting shipment of the ESX-1 in July 2019. As of June 2019, the company has roughly $130,000 in deferred revenue from Kickstarter and website pre-orders of the ESX-1.

ElectroSpit has incurred expenses totaling $217,356 since December 2017. In the first half of 2019, the company incurred expenses of $47,880, a decrease of 49% from 2018 expenses of $93,648 over the same period. In 2018, the company's expenses totaled $168,667. In 2018 and 2019, the company experienced the following spikes in expenses:

- January 2018 – The company incurred expenses from multiple trips to film the video used for its Kickstarter campaign, including meet-ups with the artists featured in the video.

- August 2018 – The company inadvertently double-paid an invoice to its Kickstarter campaign marketing firm. ElectroSpit was reimbursed the amount in October 2018, which decreased total expenses to zero.





ElectroSpit's expenses can be broken down into the following categories:

2018 (Full Year)

- Advertising & Marketing – 23%
- Professional Fees – 19%
- Hardware/R&D – 31%
- Travel – 17%
- Other – 11%

2019 (Jan. through Jun.)

- Advertising & Marketing – 26%
- Professional Fees – 6%
- Hardware/R&D – 24%
- Travel – 12%
- Other – 32%









Since inception, the company has incurred a net loss of $211,495. In the first half of 2019, the company has incurred a net loss of $45,878, an improvement from its 2018 net loss of $93,648 over the same period. As of June 2019, the company has roughly $26,000 on hand, with an average monthly burn rate in 2019 of $8,953.




The global musical instruments market is projected to reach a value of $4.3 billion in 2019, growing at a compounded annual growth rate (CAGR) of 3.2% to reach a projected value of $4.9 billion by 2023. As a subsector, parts and accessories for musical instruments are the largest contributors to the industry's market value, accounting for 57% of the projected value in 2019. The second largest subsector, electronic and electromechanical musical instruments, is expected to account for $567 million, or 13% of projected value in 2019, growing to $615 million by 2023.[xvi]



In a survey conducted by JaJak, roughly 4 in 5 people who wanted to play an instrument have learned to play one before. The most popular types of instruments people wanted to learn are strings, percussion, and choral/vocal. 55% of respondents cited wanting to develop discipline as the reason they wanted to play, while 29% and 28% wanted to learn a specific instrument or wanted a new hobby, respectively. As for obstacles preventing one from playing an instrument, 46% cited being too busy, 37% didn't know where to find a teacher, 35% couldn't afford lessons, 29% didn't think they were musically talented, and 28% couldn't afford to rent or purchase an instrument.[xvii]





In 2018, a record $1.09 billion of venture capital was invested in audio technology companies. Across 124 deals, 2018 investments grew by 36% over 2017 investment of $798 million. From 2008 to 2014, deal count in the sector increased steadily, reaching a peak of 249 deals in 2014. Since 2014, deals have declined year over year in three of the last four years. Since 2008, audio technology companies have received $5.85 billion in venture capital investment across 1,494 deals.[xviii]



ElectroSpit's first product, the ESX-1, seeks to disrupt the traditional talkbox instrument. The talkbox dates back to at least 1939, when the big band musician Alvino Rey used an early version of the instrument. In 1964, guitarist Pete Drake used the talkbox to create his Gold record hit "Forever." It was Drake who introduced Peter Frampton to the instrument, which Frampton eventually used on hits such as "Show Me the Way" and "Do You Feel Like I Do" from his breakout solo album "Frampton Comes Alive," further popularizing the talkbox. Artists such as Aerosmith, Big Boi, Guns n' Roses, Bon Jovi, and Metallica have utilized the talkbox in hit songs.[xix]

COMPETITORS

Rocktron: Founded in 1983, Rocktron manufactures innovative products for guitar players. As part of its collection of product offerings, the company offers the Banshee and Banshee 2 talkboxes. The Banshee Talk Box contains its own internal preamp, amplifier, and horn driver, as well as the tube used to transfer the talk box sound to the mouth of the user. The Banshee 2 comes equipped with more features, including the ability to let the guitar signal



feed the amplifier at the same time that the talkbox effect is turned on; this allows the normal guitar signal to feed through an amp while the talkbox effect runs through a mic (and sound system). On Amazon, the Banshee can be purchased for $170,[xx] while the Banshee 2 retails for $259.[xxi]

Dunlop Manufacturing: Founded in 1965, Dunlop produces various musical accessories, specializing in audio effects units. Through its brand MXR, the company offers a talkbox containing an amplifier and speaker driver for convenience. The talkbox features volume, tone, and gain controls for added customization. The company also offers the Heil Talk Box, which was popularized by musicians and groups such as Peter Frampton, Slash, Aerosmith, and Alice in Chains. Both talkboxes are available to consumers via Dunlop's website, with the MXR Talk Box retailing for $169.99[xxii] and the Heil Talk Box retailing for $179.99.[xxiii]

Smule: Founded in 2008, Smule is a social media app for iOS, Android, and Apple TV that allows users to discover and create music. Through the app, users can sing and make music solo, a capella, or with a group. Users can also sing live to friends or fans. Through the app, users can add audio effects or video filters while singing songs. In October 2018, Smule raised $20 million from Time Bridge to expand its operations in India. The company also raised a $54 million round in May 2017.[xxiv]

EXECUTIVE TEAM



Bosko (Bosco Kante), Co-Founder and CEO: Bosko is a Grammy winning producer and talk box artist. His vast network of music influencers and intimate knowledge of the tech and customer value propositions provide ElectroSpit with a unique advantage in crafting innovative music creation hardware/software. Bosco holds his bachelor's degree in Mechanical Engineering from the University of Southern California (USC).



Maya Kante, Co-Founder and CMO: Maya is a business strategist and Certified Spiritual Life Coach who has led online, offline, and live-event marketing campaigns for lifestyle brands, top-selling beer and wine makers, and musical artists. She built ElectroSpit's online presence, developed branding and collateral, and drove their hugely successful Kickstarter campaign, achieving their goal in the first 48 hours. Maya holds her bachelor's degree in Sociology from the University of California, Berkeley.

Remainder of page left intentionally blank



PAST FINANCING

ElectroSpit has engaged in the following financing rounds:

- **ZooLabs Residency Startup Agreement:** In exchange for admittance into ZooLabs' residency program in 2014, ElectroSpit agreed to allocate 2% of fully-diluted equity upon completion of Series A funding, or 2.5% fully-diluted equity upon acquisition, initial public offering (IPO), or another form of exit or change in control
- **Simple Harmonious Agreement for Revenue and Equity (SHARE):** Between February and March 2018, the company received $65,000 in SHAREs from various investors. Each agreement had a valuation cap of $2 million, with varying revenue percentages between 0.3% and 0.75%. Each agreement had a maximum revenue multiple of 3.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $5,000,000
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $5,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.
Transaction Type: Primary

PRESS

DigitalTrends: ElectroSpit can play an instrument using your voice.
New Atlas: ElectroSpit takes the tube out of the talkbox
Pitchfork: This Kickstarter Completely Reinvents the Talkbox
Core77: This New Instrument Reimagines the Infamous Talkbox
Musewire: ElectroSpit Mobile Talkbox ESX-1 Fully Funded Second Day on Kickstarter
PR Web: Futurist Hip-Hop Inspired Talkbox, ElectroSpit ESX-1, Makes Its Debut Worldwide

RISKS

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement



investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.grammy.com/grammys/news/bruno-mars-wins-record-year-2018-grammys



ii http://www.mtv.com/news/1657919/david-guetta-grammys/

iii https://www.grammy.com/grammys/news/dua-lipa-wins-best-new-artist-2019-grammys

iv https://www.billboard.com/articles/news/dance/6875499/skrillex-passes-daft-punk-dance-music-artist-most-grammy-wins

v https://www.grammy.com/grammys/news/bruno-mars-wins-record-year-2018-grammys

vi http://www.mtv.com/news/1657919/david-guetta-grammys/

vii https://www.grammy.com/grammys/news/dua-lipa-wins-best-new-artist-2019-grammys

viii https://www.billboard.com/articles/news/dance/6875499/skrillex-passes-daft-punk-dance-music-artist-most-grammy-wins

ix https://www.inc.com/john-rampton/the-benefits-of-playing-music-help-your-brain-more.html

x https://blog.jakpat.net/peoples-interest-in-playing-a-musical-instrument-survey-report/

xi https://www.grammy.com/grammys/artists/anderson-paak

xii https://www.aceshowbiz.com/celebrity/david_guetta/awards.html

xiii https://www.grammy.com/grammys/artists/just-blaze

xiv https://www.allmusic.com/artist/teddy-riley-mn0000018176/biography

xv https://www.laweekly.com/grammy-nominated-chromeo-continue-to-evolve/

xvi https://www.statista.com/outlook/19020000/109/musical-instruments/united-states#market-revenue

xvii https://blog.jakpat.net/peoples-interest-in-playing-a-musical-instrument-survey-report/

xviii PitchBook Data as of July 11th

xix https://electronics.howstuffworks.com/gadgets/audio-music/talk-box2.htm

xx https://www.amazon.com/Rocktron-Banshee-Amplified-Talk-Box/dp/B0002GFU2A/ref=sr_1_2?keywords=rocktron+banshee+talk+box&qid=1562705898&s=gateway&sr=8-2

xxi https://www.amazon.com/Rocktron-Banshee-Talk-Box-Pedal/dp/B0014Z37H8/ref=sr_1_1?keywords=Rocktron+Banshee+2+Talk+Box&qid=1562705757&s=gateway&sr=8-1

xxii https://www.jimdunlop.com/product/m222-7-10137-06214-6.do

xxiii https://www.jimdunlop.com/product/ht-1-7-10137-00643-0.do

xxiv https://techcrunch.com/2018/10/17/smule-raises-20m-with-plans-to-expand-india-operations/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY
STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON
THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
LOSS OF THEIR ENTIRE INVESTMENT.

ElectroSpit Inc.
10700 MacArthur Blvd #4D, Oakland, CA 94605

Ladies and Gentlemen:

The undersigned understands that ElectroSpit Inc., a Corporation organized under the laws of
Delaware (the "Company"), is offering up to $107,000.00 of Crowd Notes (the "Securities") in a
Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated September 10,
2019 (the "Form C/A"). The undersigned further understands that the Offering is being made
pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012
and without registration of the Securities under the Securities Act of 1933, as amended (the
"Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A,
the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page
hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as
described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject
to restrictions on transfer as set forth in this subscription agreement (the "Subscription
Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the
Company shall have the sole right, at its complete discretion, to accept or reject this subscription,
in whole or in part, for any reason and that the same shall be deemed to be accepted by the
Company only when it is signed by a duly authorized officer of the Company and delivered to
the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be
accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take
place at 11:59 p.m. pacific standard time on September 30, 2019, or at such other time and place
as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust
Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means
approved by the Company at least two days prior to the Closing, in the amount as set forth on the
signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the
Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

2

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVentures Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVentures Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVentures Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVentures Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	10700 MacArthur Blvd #4D Oakland, CA 94605 Attention: Bosco Kante
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

ElectroSpit Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

ElectroSpit Inc.

CROWD NOTE

FOR VALUE RECEIVED, ElectroSpit Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5.0 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is September 30, 2019

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of

directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



ELECTROSPIT
Skip the lessons.
Join the band.
Musical
Instruments
Made Easy

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

PROBLEM:

MUSICAL INSTRUMENTS CAN BE COMPLICATED TO USE

EXAMPLE: TRADITIONAL TALKBOX







Hard to learn **Complicated Setup** **Not mobile**

REPLACE ALL OF THIS…



SYNTHESIZER

KEYBOARD

AUDIO AMPLIFIER

POWER ADAPTERS

CABLES

TALKBOX TUBE

TALKBOX SPEAKER

WITH THIS...

ElectroSpit Talkbox App



\+

Electrospit ESX-1



FIRST PRODUCT

TRACTION



Funded in 48 hours
282% of goal reached



USED BY ARTISTS

BIG BOI   BRUNO MARS   DAVID GUETTA   JUST BLAZE   T-PAIN   CHROMEO

IN THE PRESS



Pitchfork   SFWEEKLY

n p r   engadget   SXSW



VISION

AI MUSIC CREATION & PERFORMANCE ECOSYSTEM



JAM SESSIONS GAME 2022



AI

INSTRUMENTS



INFULENCER DEMOS 2020



MEETUPS 2020



JAM SESSIONS APP 2021

MARKET

ELECTROSPIT JAM SESSIONS GAME APP AIMS TO EXPAND THE MUSIC PRODUCTS MARKET TO NON-MUSCIANS & GAMERS



$7.4B
MUSIC PRODUCTS (US)[1]

$1.5B
GUITARS

$834M
KEYBOARDS

$405M
FX, SYNTHS & CONTROLLERS

$36B
GAMING (US)[2]

ELECTROSPIT
MARKET ENTRY
POINT

1 2017 DATA NAMM REPORT
2 https://www.theesa.com/press-releases/u-s-video-game-sales-reach-record-breaking-43-4-billion-in-2018/

BUSINESS MODEL



HARDWARE SALES

We make $450 per unit on direct sales of Musical Instruments, at 90% Gross Profit Margin.

**ESX-1 manufacturing began July 2019.
Pre-Orders will be delivered Q4/2019.**



SOFTWARE SUBSRIPTION SALES

We plan to charge $8.99/mon per subscriber on subscription sales of the Jam Sessions App, at 80% Gross Profit Margin.

Subscribers gain access to premium songs, sounds, and influencer events.

**Jam Session App beta release Q4/2020.
Subscription sales will begin 2021.**

TEAM



MAYA KANTE
Co-Founder & CMO
U.C. Berkeley, Marketing
Business Strategist/Brand Development



BOSKO KANTE
Co-Founder & CEO
USC, Mechanical Engineering
Grammy Winning Prod./Talkboxer

ASK

WE'RE PARTNERING WITH INVESTORS, INNOVATORS, AND ARTISTS TO SUPERCHARGE ANYONE'S MUSICAL CREATIVITY



GENERAL WORKING CAPITAL

20%

Investment Target

ESX-1 TALKBOX MANUFACTURING

60%

GENERAL & CAMPAIGN MARKETING

20%





Website: ElectroSpit.com
Instagram: @electrospit

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcripts

App Walkthrough Video Transcript
July 31, 2019


ELECTROSPIT.com
Hey guys I wanted to go through the ElectroSpit app because it is made specifically for playing talkbox and being super expressive on your phone, as expressive if not more expressive than any traditional keyboard.


ELECTROSPIT.com
There's a few features I wanted to run you through. Of course, you have the major scale which is all of those you can see that are lit up in blue the notes in black are the sharps and flats a modulation wheels that you can play vibrato here this is what that sounds like.


ELECTROSPIT.com
(vibrato demonstration)



Pitch bend wheels so you can bend your pitch as necessary. (pitch bend demonstration)



And another way to bend your pitch is to drag from left to right. So, you hit your note (pitch bend demonstration), and you can of course also add vibrato that way.



And if you're not super-fast on the keys or you're just getting started you can just solo over a major scale or any scale that you want to use. And sound just like this. (pitch scale demonstration)

That way you're always in the right key in the right scale with the ElectroSpit Talkbox App.









Company / Raise Info Video Transcript
July 31, 2019

ELECTROSPIT

Skip the lessons.
Join the band.

Musical instruments
made easy.



I wanna thank you for coming out to jam with ElectroSpit and Just Blaze right now.



ElectroSpit is Breaking down the barriers to playing musical instruments. ElectroSpit was birthed from the culture of exploration and the mixture between music technology and fashion.



"Make some noise for Kanye West!"


Me
Fake Talkbox
abc
I'm about to perform with Kanye West at the American Music Awards; it was my first time on national television. I found out I'm gonna have to lip sync because I'm playing talkbox, and talkbox is too cumbersome.


Bosko Kante
CEO / Grammy Winning Producer
Mechanical Engineer
Right then and there I knew I had to change the talkbox make it mobile and bring talkboxers to the front of the stage.


Diamond Ortiz
MoFunk Records
Baby let me dance with you.


Teddy Riley
Grammy Prod. (Michael Jackson)
Don't leave me girl, please stay with me tonight.

This is… I need this for the album.



With the traditional talkbox you have a synthesizer that you connect to an amp that you connect to a speaker that you connect to a tube that goes up to your mouth which makes it hard to talk. Now with the ElectroSpit mobile talkbox we've combined all of those pieces into one unit, no setup, you put it on and instantly you're funky! (laughter)



















It's mind blowing! Like what I was telling him is I don't have the dexterity personally or time to practice talking with a tube in my mouth for 12 hours a day but I can put this on with the app or with my keyboard and sound almost as good as him.



[David Guetta] But you can't do the modulation with this right?
[Bosko] Oh yeah! Let me show you something. So… (demonstrates)
[David Guetta] Oh wow! (laughter)



What's exciting about ElectroSpit is our commitment to creating instruments that everyone can use to express themselves. This allows us to expand our market to both experienced and first time musicians.


John Mauriello
Product Design

We really to make sure that we have creative freedom and not be impeded by the instrument in any way.


TRACTION
KICKSTARTER
funded in 48 hrs
282% of goal
USED BY ARTISTS:
BRUNO MARS
DAVID GUETTA
T-PAIN
IN THE PRESS:
Pitchfork
SFWEEKLY
npr
engadget
SXSW

Our first product funded on Kickstarter in less than 48hrs! It's been used by David Guetta, Skrillex, Bruno Mars, and many more and featured by Engadget & SXSW.


MARKET
ELECTROSPIT INSTRUMENTS & GAME APP AIM TO EXPAND
THE MUSIC PRODUCTS MARKET TO NON-MUSICIANS & GAMERS
$7.4B
MUSIC PRODUCTS (US)*
$1.5B
GUITARS
$834M
KEYBOARDS
$405M
$36B
GAMING (US)**
ELECTROSPIT
MARKET ENTRY
POINT

The ESX-1 mobile talkbox is the perfect entry to the $7.4B music products market.


& GAME APP AIM TO EXPAND
KET TO NON-MUSICIANS & GAMERS
$7.4B
MUSIC PRODUCTS (US)*
$1.5B
GUITARS
$834M
KEYBOARDS
$405M
$36B
GAMING (US)**
JAM SESSIONS
GAME

And with our Jam Sessions Game App we aim to expand to the $36B gaming market.


REVENUE
ESX-1 SALES @ $500 per unit

We've just started shipping the ESX-1 mobile talkbox. We're making $500 per unit on direct sales, and we're excited to grow our business to new heights.



Music Tech is our life, with over 20 years of music industry success having worked we're dedicated to building the company of our dreams.


Invest now on
MicroVentures.com/electrospit

If you're a thought leader who's passionate about art and the future of innovation, go to MicroVentures.com now, and invest in the future of music with ElectroSpit.

Mobile Talkbox Demo Videos
July 31, 2019

Demo 1



(‘Westside Jam’ vocals)

Demo 2


TEEKO x BOSKO
"Westside Jam"

(‘Westside Jam’ vocals & mix)

Demo 3



ELECTROSPIT x GUITAR
feat. Diamond Ortiz

ELECTROSPIT ESX-1
The world's most expressive instrument
www.electrospit.com

('Three Hours Past Midnight' vocals & guitar)

Demo 4



Marshall
Marshall

(improvised vocals & keyboard)

EXHIBIT G
Webinar Transcript

Brett: Hi, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today we'll be hearing from ElectroSpit.

Today we're joined by the co-founder and CEO, Bosko Kante. Bosko is a Grammy winning producer and talk box artist. His vast network of music influencers and intimate knowledge of the tech and customer value propositions provide ElectroSpit with a unique advantage in crafting innovative music creation hardware and software. Bosko holds his bachelor's degree in mechanical engineering from the University of Southern California.

We're also going to be joined today by his other co-founder and CMO, Maya Kante. Maya is a business strategist and certified spiritual life coach, who has led online, offline, and live event marketing campaigns for lifestyle brands, top selling beer and wine makers, and musical artists.

She built ElectroSpit's online presence developing branding and collateral. And drove their hugely successful Kickstarter campaign, achieving their goal in the first 48 hours. Maya holds her bachelor's degree in sociology from the University of California-Berkeley.

How are you guys doing today?

Bosko: Great. Thanks for having us on the webinar. We're excited to tell everyone about ElectroSpit.

Brett: I think we're equally as excited. So real quick before we get started, I just wanted to let everybody know the format of this.

So Bosko and Maya are going to go through the pitch deck that they have for us. A little presentation, should take about 10 or 15 minutes. During that presentation we encourage you to send in questions. If you go over to your GoToWebinar control panel, there's a Questions tab. And you can just enter them in there.

Feel free to submit them during the presentation. They won't interrupt ElectroSpit team. They'll just go to me and then when we get done with the presentation we'll open it up for Q&A, and we'll address the questions that have been submitted and field any others that anybody else might have.

So, with that guys, I'll let you take it away and introduce everyone to ElectroSpit.

Bosko: All right. Thank you, Brett. So ElectroSpit. Skip the lessons, join the band. It's musical instruments made easy. ElectroSpit shortens the distance between a first time musician and a virtuoso.

So, the problem is musical instruments can be complicated to use. And the first example that we want to talk about is the traditional talk box. It's hard to learn. You have to play with a tube in your mouth. It's complicated to set up. And it's not mobile. You have to plug it in. So, we decided to solve this problem and make it easier to use for pros and first time musicians.

So, the way the talk box is set up, you have either a synthesizer or an electric guitar which is connected to a keyboard, which is connected to an amplifier, which goes to a speaker, which goes into a tube, which is inside of a box, which connects it to your mouth and makes it very difficult to talk.

Now despite this, a few have been able to make amazing records. But we wanted to open it up to the masses. And that's why with totally reinvented the talk box, combined all these pieces into ESX-1 mobile talk box in our ElectroSpit talk box app.

Now together these two... with the app and the ESX-1, or with the ESX-1, and the guitar, and the keyboard... you can play all of your favorite hits from *California Love* to Peter Frampton's *Do You Feel, 24 Karat Magic* by Bruno Mars. And create your own original melodies or freestyle over any song where our software will allow you to find the key easily and always sound cool.

Maya:	It's had great traction and we were funded in less than 48 hours. And we've had tons of support from not only the artist community but from tech publications as well as major music publications.
	So, the ESX-1 has been featured on songs with Big Boy, and Scrillex, David Guetta and Bruno Mars, Just Blaze is a supporter and is also using the ESX-1 for releases with Jay-Z and Rick Ross. We've been featured in Pitchfork, we were featured at CES on the Engadget stage, SXSW. And we currently have over 600 pre-orders.
Bosko:	And just yesterday, Stevie Wonder reached out and wanted to use the ESX-1. And we had the pleasure of sitting with Stevie Wonder and watching him play all of his hits on the ESX, and it was an amazing experience. So, Stevie, you got to add Stevie Wonder to this list.
Maya:	Yes, and it's been amazing to have the kind of support from legends that are inspiring us to move forward. But also, from people who are first time musicians and are just excited to be able to access music creation tools without the barrier of lessons or as much lessons as they would need if they were using the instruments in their traditional form.
Bosko:	Right. So, our vision, it is an AI music creation and performance ecosystem. We're not just talking about one instrument. We are solving the problems of musical instruments and breaking down the barriers to musical creation.
	So, we'll have an ecosystem of AI enhanced instruments that connect with your smartphone, allow you to play together in sync. They suggest melodies, suggest rhythm. And this will all feed into the Jam Session game which will allow people to compete to create 30 second songs of professional quality that will use the AI to help even non-musicians make music that's cool and fun to listen to.
Maya:	So, imagine impromptu bands popping up all over the place. We see this as the band of the future where people can be creative wherever they are. With using a small hardware device in their phone, which everyone already has a phone. And being able to connect with each other through the app.
Bosko:	All of this is powered by influencer demos. We found that influencers drive our current sales, and when super fans see their favorite artists perform on an instrument, whether it be a drum machine, or a guitar, or now one of ElectroSpit's instruments like ESX-1 mobile talk box, they want to participate and emulate that influencer.
	And we're connecting those influencers with our audience and our consumers in meetups and via the Jam Sessions app which allows you to play with an influencer over one of their tracks in a music minus one kind of a format.
	So, you become the artist in the song and you can play one of our instruments along with a track you love.
Maya:	The market that we're servicing is the $7.4 billion music products market. And the Jam Session game app will allow us to expand into the $36 billion gaming market and allow non-musicians and gamers to participate in music creation.
	We see ElectroSpit ESX-1 as the perfect entry point into this saturated market because the majority of that market is dominated by guitarists and keyboardists. And the ElectroSpit ESX-1 services both of the groups as well as being its own standalone instrument.
Bosko:	And if you look at the history of musical instruments... If you go back to classical music, it was brass instruments and string instruments. The guitar was an instrument that made it easier for people to play a string instrument and of course is taking over popular music. Synthesizer keyboards did the same for the piano. And we see electronic instruments like the ESX-1 coming into their own as taking a whole new category and making electronic musical instruments the most popular type of instrument in the world.
	And by using apps on the phone it introduces musical instruments and music creation to gamers and people who have been barred or aren't familiar with traditional music instruments. And that's why we see the ElectroSpit instruments opening the US gaming industry and the worldwide gaming industry to electronic musical instruments.

So, our business model is hardware sales. We make $450 per unit on direct sales of musical instruments at a 90% gross profit margin. The ESX-1 manufacturing began in July 2019, and we began delivering initial pre-orders. And all of our pre-orders will be delivered in the fourth quarter of 2019. And we have currently about 600 pre-orders.

Another part of our business model is software subscription sales. So, we plan to charge $8.99 a month per subscriber on subscription sales on all of the Jam Sessions app at an 80% gross profit margin. And with the Jam Session app, subscribers will gain access to premium songs, sounds, and influencer events.

Maya: Yeah, Brett already did a good job of introducing us. We are the main two co-founders. But we do have a team of people who have been with us along the way from electrical engineers, to mechanical engineers, and manufacturing partners, industrial design, and market...

Bosko: Marketing.

Maya: I'm sorry?

Bosko: Yes, branding, and marketing, and video production. So, to get to the level that we're at, we've had a team as well as support from incredible advisors. We went through an accelerator called Zoo Labs that was started by David and Vinitha Watson, ex-Google engineers. So, we have an extended technology network that has made and helped all of this get to the level that it's at now.

Maya: And also, not just an amazing technology extended network but a music extended network through Bosko's relationships as being a producer, singer and songwriter of the last 20 years. As well as the people who have reached out to us because of their excitement for ElectroSpit. So, we've built a newer network of musicians based on the excitement of what we're creating.

Bosko: So, we're...

Maya: So...

Bosko: Go ahead.

Maya: Go ahead.

Bosko: We're partnering with investors, innovators and artists to supercharge anyone's musical creativity. So, as part of this investment the money will be used primarily... 60%... for manufacturing the ESX-1 mobile talk box.

We have, again, 600 pre-orders. We are continuing to receive orders every day. We haven't even pushed on all the promotional opportunities that we have because we want to focus on getting this manufacturing done so we can deliver to all the people who want to buy this. And we know that the demand is going to increase as soon as it's available to purchase immediately.

So that's why this fundraising and this MicroVentures equity crowdfunding campaign is so important to get this product out there to the world and the people who want it. We'll also use a percentage... some of this money for working capital and campaign marketing and influencer marketing, which is our bread and butter.

So of course, you can reach us at ElectroSpit.com and on Instagram you can follow us @ElectroSpit where we post everything where we post everything that we're doing day-to-day.

Like for instance, right now I just got off a live broadcast with Sway in the Morning. Freestyle wake up show reunion using the ESX-1 talk box live on the radio broadcast worldwide. And opportunities like that we'll be sharing on our website and on our Instagram page.

Maya: Yeah, we often feature not only influencers but tips on how to use it, what we're doing in our business, and also unboxings for the people that we are delivering too.

And it's great to see the excitement of the people who are really passionate about what we're doing. And so, we often feature that on our Instagram feed as well.

Brett:	Got it. Well, thank you guys so much for the presentation. Is that it?
Maya:	Yeah.
Brett:	Is there anymore slides?
Maya:	No.
Brett:	Real quick, we did have some people join us late so I want to remind folks that they can submit questions into the Questions tab on the GoToWebinar control panel if you have any questions for Bosko or Maya. I know prior to starting recording, Bosko, you were giving us a little demo. Any interest in showing it off again real quick for the people listening?
Bosko:	Definitely. [ESX-1 demonstration audio] And just in honor of Stevie. [ESX-1 demonstration audio] So that's ElectroSpit the mobile talk box. And if you haven't seen the videos please go to ElectroSpit.com or @ElectroSpit on Instagram and you can see how it works.
	The sounds comes out of your mobile phone, it goes through your neck so you don't have to sing, you just mouth the words. And so, I press the note on my phone and it makes a vibration like [ESX-1 demonstration audio]. And then I just almost like whispering but not even whispering and then that turns into [ESX-1 demonstration audio].
Maya:	So, it essentially acts as a voice replacement system. And it allows the singer to sing in perfect pitch every time. We often get the question for people who are not familiar with the talk box, "How is this different from auto-tune?" Well, auto-tune is a voice pitch correction software that usually is done in studio. The ESX-1 mobile talk box allows you to do this live, real time.
	And it also is not limited to the constraints of the voice. So, you can hit notes higher or lower than you would be able to with a normal human voice.
	Why don't you give them some of those low notes, Bosko?
Bosko:	All right. [ESX-1 demonstration audio] And you can go high. [ESX-1 demonstration audio]
Maya:	So, the idea here is and that obviously that sounds awesome. But the main idea here is to create a line of instruments that allow people who have been barred from music creation to make things that sound cool more quickly than they would if they had taken...
	A lot of people get discouraged by lessons or the time that it takes for lessons, the cost of lessons. And so, we want to bridge the gap between the virtuoso and the first time musician, and allow people to just express themselves through music at moment's notice. And we are using the aid of apps and hardware to allow people to do that.
Brett:	Very cool. So, we have a couple of questions that have come. And I think that's a good segue into talking a little bit about the competition.
	So, it sounds like you have competitors on two different planes. One would be the actual talk box instrument side. And then I'm also curious to know about the software piece of it. So, can you guys talk about what other offerings there are in the market and then how the ESX stands out?
Maya:	So, the traditional talk box... and Bosko can tell you more about the different pieces... but it's actually five or six different pieces that all have to be purchased separately.
	So, when you compare our product to traditional talk boxes, it's not actually comparing apples to apples. It's apples to oranges because we've taken all those pieces that people would have to purchase...
Bosko:	Apples to apple pie.
Maya:	I'm sorry?
Bosko:	Apples to apple pie.

Maya:	Apples to apple pie, correct. Lemons and lemonade. Lemon drops.
	But yeah, so because of the advancements in technology and being able to miniaturize things like amplifiers, we've been able to make it all into one really sleek, wearable rather than this cumbersome thing that requires you to be near an outlet to perform.
	And so, that's why you don't see a lot of talk box live. I mean, Peter Frampton was one of the people who pioneered it as well as Stevie Wonder. And you rarely ever see them playing because it's just too cumbersome.
	So, our product... the ESX-1... opened up the market. I can't tell you how many musicians we've talked to that said, "Oh, I tried the talk box and it's too hard".
	And that's an indication also of a bigger problem is that a lot of people that we talk to who are musicians see it as a status boost. And those who do not play instruments regret that they do not know how to play an instrument. And they almost see it as a lowered self-value. Our goal is to penetrate that market of people as well as help the musician hone in on their craft more easily.
	And so, the other product out there that is auto-tune is something that people will often confuse talk box with but they're totally two different products. So, it's hard to compare those as well. Like I said before, auto-tune is a software and pitch correction software that's done in studio after you've already...
	And so, it doesn't lend itself to just the average user. You have to be a software engineer in order to access the sound of auto-tune.
Bosko:	And in the...
Brett:	So,
Bosko:	Oh, go ahead, Brett.
Brett:	No, go ahead. You can go ahead and wrap up the questions
Bosko:	I was just going to ask that when comparing to auto-tune, auto-tune works for the singer but the beauty of the EFX-1 is that it takes someone who either doesn't know how to play and is familiar with playing on their phone. Or someone who already plays guitar or keyboard and takes that ability and turns it into vocals.
	So, there's one vocalist but there's a whole band of instruments that want to take the sound that they already play and turn it into vocals, and become for a moment the star of the show. So that's one of the values of the ESX-1.
Brett:	Got it. And another question we received, which is a little more specific but along the same lines. So, in terms of the learning curve of enunciating your words, I guess, is something you have to do with a traditional talk box.
	What are you guys seeing? Is it similar to that? Is it easy to get a hold of?
Bosko:	It's much easier.
Maya:	There's no comparison in how much more easy it is. We've had people who had given up on the talk box come in and learn with the ESX-1 in 10 minutes how to enunciate words.
	And we've had people who have never used... We've tested it on kids and, honestly, kids get it in like 2 minutes.
Brett:	That's great.
Maya:	So honestly there's no comparison in how much easier we've made it.
Brett:	Got it.

Bosko:	Yeah, with the talk box you have to not only learn how to pronounce words but you also have to learn how to make it sound natural with the tube in your mouth. And some people never figure that out.
Maya:	Some of the greats actually never it out. That's sad to say.
Bosko:	That's right.
Brett:	Got it. Okay. And correct me if I'm wrong but there is some IP that you guys have around this? Or is there at least IP to pursue?
Maya:	Oh yes. We have a patent on the whole system.
Brett:	Okay. Got it.
Bosko:	We have a patent filing that has been submitted.
Brett:	Patent pending I believe?
Maya:	Yep.
Bosko:	Patent pending technology, yes.
Brett:	Got it. Very cool. So, then we had a couple of questions that get into pre-orders that you've got going on through Kickstarter.
	Can you talk a little bit about how many of those... I think you mentioned you had 600 so far.... How many, if any, have been fulfilled? And the sum of money that's going towards the fulfillment of the remaining pre-orders?
Bosko:	Well, there's 433...
Maya:	From Kickstarter.
Bosko:	From Kickstarter. And then we have additional pre-orders that are coming in through this MicroVentures campaign. We're going to fulfill everyone at the same time.
	The purpose of this campaign is to mass manufacture. To raise the funds to mass manufacture so we can deliver to all of our backers and all of our investors of the ESX-1 as soon as possible.
	We have been doing some early beta unit deliveries with... and that's allowed us to get more information to improve the product as we prepare to do the mass manufacturing after this campaign is over.
Maya:	Now, because we haven't completed all of tooling yet... which is one of the reasons why we're doing this raise... Bosko has actually been making them by hand and delivering them. So, the actual amount of units is around 15 that we've delivered so far.
	But as soon as we get the mass production underway, we'll be happy to get all of those units as quickly as possible.
Brett:	Great. And when, Bosko, I believe you mentioned also having some pre-orders through this campaign. And what I believe you're referring to is the investor perks.
	So, for anyone that's interested in the product, if you go to the MicroVentures.com website and click on crowdfunding at the top you'll find the ElectroSpit campaign page. You can see a list of the perks that are there. I believe with certain levels of investments can come with a product and so on. And all that's spelled out in detail so we won't need to cover it here. But I just wanted to clarify that point.
	And then, with regards to the Kickstarter campaign itself and just going forward with the marketing plan… Because I know a lot of the funds as you have mentioned are going towards fulfillment of devices that have already been sold.

	Maya, maybe you can talk a little bit about the strategy that was around the Kickstarter campaign. How you were able to drive the awareness and the funding that you did. And kind of the marketing channels that you see going forward. They're the same, different? Maybe share a little bit on that.

Maya: Okay, so one of the main things that added to the success of our Kickstarter campaign was the excitement from influencers who really were passionate about being able to access this sound. And so, what we did was have them demo and then they reposted our campaign on their own. So, we definitely will be using the influencer marketing.

Also, Kickstarter was a huge help in we got a lot of press because we were featured as a product we like. We also made sure to really stay in close contact with our followers on Instagram and building those relationships and building what we call a Talk Box Nation. And also, outside of the Talk Box Nation, inspiring people to access their creativity. So, it's really having that strong connection with the customers. And making sure our message is clear.

And also, we've found that people really want to support a product that comes from a member of that community. So Bosko being a known musician as well as a mechanical engineer, we've used that as part of our marketing narrative. And that has really worked.

Moving forward, our plan is to launch a series of live influencer meetups where people can interact with their favorite influencer as well as the tech and the software. And we really think that... or not think that... We've seen where that has big value as far as creating community around what we're doing as well as marketing the product and the software.

Brett: Okay. And we did have a question. It looks like somebody who's listening in has placed one the pre-orders and was asking a little bit about timeline.

I believe you kind of covered that there. And I'm sure it's... Or in the previous piece that you were sharing with us on the Kickstarter. And I'm sure some of it is dependent on capital. But maybe just briefly share a little bit about timeline on delivery. And obviously nothing is concrete because I'm sure, again, it is based on funding.

But just for the folks out there that may be listening that also have placed pre-orders. And again, I'm sure there's other places you can contact Bosko and Maya to discuss this. And maybe the best thing to do is to point them there.

But if you guys wanted [inaudible 00:30:40] I just wanted to let you know there are some questions about it.

Maya: Okay. So just really quickly, we've been constantly updating the Kickstarter folks through the Kickstarter platform. And we've been posting updates at least twice a month. So, my first suggestion is if you have ordered through Kickstarter, go there. We give complete and thorough updates on where we are in the process.

Also, for people who have pre-ordered through the website, we send out a monthly update through email as well. And that would be a good place to start is to check your emails. And you can see a history of exactly where we are in the process.

We've completed the first part of tooling. As mentioned before, this fundraise is for the second part of tooling, so the quicker we can close this round of funding, the quicker we can get into mass production. And so, because we've completed the first part of tooling, once we have the funds... We've got all the negotiations set up and ready to go... We can deliver within 60 days. So that's to give you an estimate of what we can do once we have the full funding.

Until then, Bosko will continue to hand make and send out to as many people as possible.

Brett: Got it. I appreciate you sharing that. As you mentioned, I think there are some other places to find more info but that was helpful.

I've got one final question that I kind of want to leave us off with and then we can all... I'm sure everybody's got a busy schedule today.

But I did want you to share a little bit with the listeners about the idea that this isn't just a one-off product and that there is more that you planned down the pipeline, without getting too concrete, because I'm sure the focus right now is delivering the current product. And executing on the short term milestones. But this is a long term business venture, not a one off product idea. So maybe you guys can share a little bit about, and I know you've spoken about it briefly, but share a little bit more about the vision for the company and long term how you see things evolving.

Maya: As I mentioned before, we have designs for three other instruments that follow a similar blueprint to the ESX-1 in that they take a traditional instrument that people have wanted to play or are playing now that has limitation to it.

These instruments also will have their own app as well as connecting to software platform that allows people to play in game format so that they can have the option of playing real instruments in kind of like a Guitar Hero style game. But they also have the option of creating original music as well. And that would be one of the huge differences between what we're creating and a Guitar Hero.

And then, the game app and the different aspects that they'll have on there will be subscription model in a later round like after the 2.0 version. And at that point, we're confident that we'll be able to reach a million subscribers based on some of the research that we've done on apps like Smule and the success of Guitar Hero. And at that point we see a plan of exit as the huge goal.

Brett: Got it. Well, I appreciate all the time today guys. Real quick before we sign off I just want to remind everybody that's listening… And also, by the way, this webinar is being recorded, so it will be listed on the campaign page for ElectroSpit on the MicroVentures website.

So again, want to remind people that you can find a lot of the information that we covered today, including the pitch deck that the ElectroSpit team went through. The terms for the investment, the different levels of perks that come with a given dollar amount of investment.

You can even find some info on competition, industry. There's a lot of information that's on that page. So again, go to MicroVentures.com, you'll see a crowdfunding tab at the top, click on that and just look for the box that says ElectroSpit. You can click there and there's all of that info is there in addition to the ability to invest.

So, if you are interested in investing, there's an orange Invest button on the top right of that ElectroSpit page. Just click that, make an account if you don't have one. And we've tried to make it as easy as possible to move through that process.

So, I just want to remind everyone. And then as we've had sitting on the screen here for the last... I don't know... 20 or so minutes, you can also get some more information just in general about the company at ElectroSpit.com and their Instagram handle, and then their Kickstarter page, I believe, has information as they've mention on the pre-orders and for anything about delivery times. And all of that fun stuff.

So, with that, that's about it for us. Bosko, Maya do you guys have any kind of last closing thoughts before we wrap up the webinar?

Maya: We're just excited to partner with people who are interested in pushing the future of music creation forward. And we want to align with not only investors, but artists, and innovators, and we're excited to do that. And anyone who wants to super charge their musical creativity.

Bosko: Yes, thanks for having us. And we're definitely excited about the progress and the feedback. I'm actually here presenting... I don't know if I already talked about this... but from Sirius satellite's Sway in the Morning.

So, we just showed the product to Stevie Wonder. He loved it. We showed it to David Guetta. We have a record coming with Dua Lipa.

So, we're really excited about the future of ElectroSpit and the other products that we have in the pipeline. And glad to have everyone who's on this call be a part of this process and pushing the company and creativity forward.

Maya:	And also, if you want to reach us if you have other questions about the product or any other thing. It could be a personal question. The best place to reach us is DM us on our Instagram page which is @ElectroSpit.
Brett:	Yeah, with anything related to the raise for the crowdfunding, the best place to contact Bosko and Maya will be on that crowdfunding page on the MicroVentures website. There's a discussion form at the bottom and you can ask questions there if it's related to the raise. That's the best place to go for it.
Maya:	And I think you also mentioned... or another person mentioned. Maybe it was Charles.... that if people are having trouble navigating the investment process that you guys have, people on standby who will help people navigate.
Brett:	Yeah, we have an investor relations team internally that there should be if you have questions you can submit them. I think there's a help box or help chat box on the homepage. But I believe that there's also some on the respective crowdfunding pages. So, we do have a team that can handle questions. We're happy to get on the phone or walk it through in the chat box. So yes, certainly. If you have any challenges with the investment process, please do message us and let us know. And we'd be happy to help.
Bosko:	All right. Okay, again...
Brett:	All right. Thanks again.
Maya:	Thank you.
Brett:	I appreciate you being on.
Maya:	Thank you for everybody who's listening. We appreciate your time and for being a part of journey. And if have advice for us we're open to that as well. Thanks again.
Brett:	Thanks guys. I appreciate it. Thank you all for everyone who joined live and to anyone who's listening to this recording. And we hope you have a great day.
Bosko:	All right. Take care.